Exhibit 99.3

          CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-120259) of Excel Maritime Carriers Ltd. and in the related Prospectus of our report dated March 4, 2005, with respect to the consolidated financial statements of Excel Maritime Carriers Ltd. included in this Form 6-K dated March 8, 2005.


/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 4, 2005